Mail Stop 6010								July 13, 2006

Horst Zerbe
Big Flash Corporation
6425 Abrams
Quebec, H4S 1X9

Re: 	Big Flash Corporation
      Registration Statement on Form SB-2 filed July 3, 2006
      File No. 333-135591

Dear Mr. Zerbe:

      This is to advise you that we are not conducting a full review of the Form SB-2 filed by Big Flash Corporation (the "Company") on July 3, 2006. However, we will be monitoring the filing for inclusion of a fixed price for the securities offered (or a price range). As you may be aware, Item 501(b)(3) of Regulation S-K requires that you state the market price of the securities you are offering or disclose a fixed price for the sale. In this case, since you have indicated that there is no market for your securities, you should disclose the price for the securities.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,





								Jeffrey Riedler
								Assistant Director


cc:	Richard Raymer
	Hodgson Russ LLP
	150 King Street
	Suite 2309
	Toronto, Ontario M5H 1J9
	F:  416-595-5021